Exhibit 99.1

Celestica Inc.

Annual and Special Meeting of Shareholders

April 25, 2024

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

Business	Outcome of Vote
1. Election of each director nominee proposed in the Management Information Circular of the Company dated March 8, 2024, to hold office until the close of the next annual meeting of the Company’s shareholders or until the director’s successor is elected or appointed, unless such office is earlier vacated in accordance with the Company’s by-laws:	Each nominee was elected as a director of the Company.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Kulvinder (Kelly) Ahuja	83,255,455	99.19%	676,581	0.81%
Robert A. Cascella	79,234,911	94.40%	4,697,125	5.60%
Deepak Chopra	82,921,882	98.80%	1,010,154	1.20%
Françoise Colpron	83,017,909	98.91%	914,127	1.09%
Jill Kale	83,125,894	99.04%	806,142	0.96%
Laurette T. Koellner	77,101,548	91.86%	6,830,487	8.14%
Robert A. Mionis	83,851,612	99.90%	80,423	0.10%
Luis A. Müller	82,909,580	98.78%	1,022,456	1.22%
Michael M. Wilson	81,673,082	97.31%	2,258,954	2.69%

2. Appointment of KPMG LLP as the auditor of the Company, to hold office until the close of the next annual meeting of the Company’s shareholders or until its successor is duly appointed.			Approved.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
88,267,283	95.73%	3,938,734	4.27%

Business			Outcome of Vote

3. Authorization of the Company’s board of directors to fix the remuneration to be paid to the Company’s auditor.			Approved.

Votes For	% Votes For	Votes Against	% Votes Against
90,075,981	97.69%	2,130,037	2.31%

4. Approval of advisory resolution on the Company’s approach to executive compensation.			Approved.

Votes For	% Votes For	Votes Against	% Votes Against
78,475,630	93.50%	5,459,992	6.50%

5. Approval of the articles of amendment removing provisions concerning the Company’s multiple voting shares and redesignating the Company’s subordinate voting shares as common shares.			Approved.

Votes For	% Votes For	Votes Against	% Votes Against
83,815,810	99.86%	119,813	0.14%

6. Confirmation of the amendment and restatement of the Company’s by-law 1 to remove the Canadian residency requirements for directors.			Confirmed.

Votes For	% Votes For	Votes Against	% Votes Against
83,805,819	99.85%	129,782	0.15%